AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 4, 2007

INVESTMENT COMPANY ACT FILE NO. 811-21630

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SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

ISSUER TENDER OFFER STATEMENT

(PURSUANT TO SECTION 13(E)(1) OF THE

SECURITIES EXCHANGE ACT OF 1934)

(AMENDMENT NO. 1)

NT ALPHA STRATEGIES FUND

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(NAME OF ISSUER)

NT ALPHA STRATEGIES FUND

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(NAMES OF PERSON(S) FILING STATEMENT)

INVESTMENT COMPANY COMMON INTERESTS

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(TITLE OF CLASS OF SECURITIES)

N/A

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(CUSIP NUMBER OF CLASS OF SECURITIES)

CRAIG CARBERRY

NT ALPHA STRATEGIES FUND

50 SOUTH LA SALLE STREET

CHICAGO, ILLINOIS 60675

(312) 630-6000

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO

RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)

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COPIES TO:

PHILIP H. HARRIS, ESQ.

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

FOUR TIMES SQUARE

NEW YORK, NEW YORK 10036

This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule TO of NT Alpha Strategies Fund (the "Fund") relating to an offer to purchase (the "Offer") up to $10,141,238.00 of common interests ("Interests") in the Fund or portions thereof pursuant to tenders by unitholders of the Fund ("Unitholders") at a price equal to the net asset value of Interests as of December 31, 2006 and originally filed with the Securities and Exchange Commission on October 18, 2006, constitutes the final amendment pursuant to Rule 13e-4(c)(3) under the Securities Exchange Act of 1934.

The Offer terminated at 5:00 p.m., Central Time, on November 15, 2006 (the "Expiration Date"). Pursuant to the Offer, $5,278,217 of Interests were tendered and accepted by the Fund, at a net asset value of $5,278,217 as determined as of December 31, 2006.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NT ALPHA STRATEGIES FUND

By:
/s/ Joseph W. McInerney
Joseph W. McInerney
President